Exhibit 4.2

EXECUTION VERSION

CONFIDENTIAL

AMENDMENT TO THE AMENDED AND RESTATED LICENSE AND COLLABORATION AGREEMENT

This Amendment (the “Amendment”) to the Amended and Restated License and Collaboration Agreement dated December 7th, 2020 (collectively, the “Agreement”) and made by and between:

(1)

AstraZeneca AB (publ), a company incorporated in Sweden under no. 556011-7482 with its registered office at SE-151 85 Södertälje, Sweden and with offices at SE-431 83, Mölndal, Sweden (“AstraZeneca”); and

(2)

Hutchison MediPharma Limited 和记黄埔医药（上海）有限公司, a company organised under the laws of the People’s Republic of China, having its place of business at Building 4,720 Cailun Road, Zhangjiang Hi-Tech Park, and Shanghai 201203, P.R. China (“Hutchison” and, collectively with AstraZeneca, the “Parties” and each, a “Party”)).

is made as of 29 November 2021.

Recitals

WHEREAS, the Parties have entered into the Agreement and have implemented the Development Plan.

WHEREAS, Hutchison wishes to carry out a Phase III Clinical Trial to be conducted in China for the Collaboration Product in combination with osimertinib, an AstraZeneca proprietary product, in NSCLC (the “SANOVO Phase III Trial”);

WHEREAS, the Parties wish to amend, modify and restate certain terms and conditions of the Agreement to address the Parties’ respective rights and obligations regarding the SANOVO Phase III Trial, the SACHI Study and commercialization of Collaboration Products in SE Asian Markets (as defined below), and certain other matters.

NOW THEREFORE, in consideration of the mutual covenants contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.Definitions

Any capitalized term not separately defined in this Amendment shall have the meaning ascribed to it in the Agreement.

2.General Modifications to the Agreement.

a.	Section 4.1.2 of the Agreement - Development Activities shall be deleted and replaced by the following:

Each Party shall use Commercially Reasonable Efforts to implement and conduct the Development activities assigned to it under the Development Plan, in accordance with the Development Budget and the timelines set forth in the Development Plan, and to cooperate with and provide reasonable support to the other Party in such other Party’s conduct of activities under the Development Plan. Each Party will undertake its respective Development activities in accordance with

GLP, GCP, GMP, as appropriate, and with all Applicable Laws. Except for the specific responsibilities allocated to Hutchison as set forth in the Development Plan with respect to Development activities intended to support obtaining Regulatory Approval for Collaboration Products or Diagnostic Products in China (which responsibilities shall include being sponsor of registrational trials in China, including any trials required by the China Health Authority for conditional approval, and which responsibilities shall include, for the avoidance of doubt, the China Life Cycle Indications and the SANOVO Phase III Study) (collectively, “Hutchison China Development Activities”), AstraZeneca will be responsible for performing all Development activities, including global studies with a China component, for the purpose of obtaining Regulatory Approval for Collaboration Product and Diagnostic Products in the ROW Territory. The Parties shall share costs and expenses under this Section 4.1.2 in accordance with the allocations set forth in Section 5.7 or as otherwise provided in the Agreement and this Amendment. All Clinical Trials initiated after the Effective Date and performed by a Third Party will be conducted by agents both Parties agree have sufficient capability to ensure all Clinical Trials performed by such Third Party are conducted and reported, and can be audited to show they have been conducted and reported, to comply with standards of GCP acceptable to Regulatory Authorities globally.

b.	Subsection (b) of Section 4.1.6 of the Agreement - Life Cycle Indications of China shall be deleted and replaced by the following:

(b) Hutchison shall consult with AstraZeneca through the Joint Development Committee in planning the Development activities with respect to the China Life Cycle Indications; provided that, subject to this Section 4.1.6, Hutchison shall have the final and determinative decision making authority for the Development activities for the China Life Cycle Indications under Section 3.3.1. Development activities under this Section 4.1.6 shall be set forth and subject to the Development Plan. Notwithstanding anything in this Agreement to the contrary, subject to Section 8.c of this Amendment, AstraZeneca shall, at Hutchison’s reasonable request, and in a timely manner as necessary to conduct the Development activities for the China Life Cycle Indications: (1) provide sufficient quantities of osimertinib and durvalumab at no cost to Hutchison for a period of up to 6 months, and thereafter sell osimertinib and durvalumab to Hutchison at a price equivalent to AstraZeneca’s fully absorbed cost of goods (to the extent reasonably incurred), and (2) provide reasonable technical support in connection with the supply of osimertinib and durvalumab, which obligations shall survive any termination of this Agreement by AstraZeneca under Section 10.2 (but only for the duration stated here).

3.Modifications to the Agreement related to SANOVO Phase III Trial. Notwithstanding anything to the contrary in the Agreement, including Sections 4.3.1(c) and 5.7.2(a) of the Agreement,

a.

The Parties agree and acknowledge that, by execution of this Amendment, the Development Plan contains the SANOVO Phase III Study and the China Life Cycle Indications, and the Development Plan incorporating the SANOVO Phase III Study and the China Life Cycle Indications as of the Amendment Effective Date is attached hereto as Exhibit A.

b.

Hutchison shall consult with AstraZeneca through the Joint Development Committee in planning the Development activities with respect to the SANOVO Phase III Trial; provided that, subject to this Section 2.b, Hutchison shall have the final and determinative decision making authority for the Development activities for SANOVO Phase III Trial under Section 3.3.1 of the Agreement. Hutchison shall also provide reports on the Development activities for SANOVO Phase III Trial consistent with Section 4.1.3 of the Agreement.

c.

Hutchison shall be responsible for all regulatory matters related to the SANOVO Phase III Trial and shall be the Regulatory Submission Party for the AZ Proprietary Combination Product that is the subject of the SANOVO Phase III Trial in China.

d.	Notwithstanding anything to the contrary in the Agreement, [**].
e.

As additional consideration for the rights granted to AstraZeneca under the Agreement, AstraZeneca will pay Hutchison, upon receipt of an invoice, the following non-creditable, non-refundable (except as set forth in Section 9.3 of the Agreement) amounts, within thirty (30) days after the first occurrence of each of the following Development Milestones in the table below. For the avoidance of doubt, each Development Milestone in Table 1 below of this Amendment shall be paid only once during the Term, regardless of the number of Collaboration Compounds or Collaboration Products that achieve the corresponding Milestone Event:

TABLE 1: DEVELOPMENT MILESTONES RELATED TO SANOVO PHASE III TRIAL

Development Milestone	In China	In the US, European Union or Japan

1.

SANOVO Phase III Trial primary endpoint data mPFS by investigator in EGFRm+, MET+ NSCLC IHC3+ subgroup is used as the primary efficacy data set for obtaining a Regulatory Approval or expanded label for a Collaboration Product

	To the extent not already paid under Row 2 below, [**]	$[**]

2.

SANOVO Phase III Trial primary endpoint data mPFS by investigator in EGFRm+ MET+ NSCLC ITT population (incl. IHC2+ & IHC3+) is used as the primary efficacy data set for obtaining a Regulatory Approval or expanded label for a Collaboration Product

	To the extent not already paid under Row 1 above, [**]	$[**]

4.Modifications to the Agreement Related to the Commercialization of Collaboration Products in SE Asian Markets. Notwithstanding anything to the contrary in the Agreement, including Section 4.5 of the Agreement,

a.

Following Regulatory Approval of a Collaboration Product in the People’s Republic of China (excluding Hong Kong and Macau) in which data from any of the Hutchison China Development Activities was used as the primary efficacy data set for obtaining such Regulatory Approval, and following AstraZeneca’s review and approval of Hutchison’s applicable protocols(such approval not to be unreasonably withheld, conditioned or delayed), Hutchison shall have the ability to conduct certain lawful initial commercialization activities related to such Collaboration Product in the SE Asian Markets subject to Hutchison’s protocols (such activities, the “Initial Commercialization Activities”). The Initial Commercialization Activities in the SE Asian Markets shall include compassionate use and named-patient programs (which may include charging the HCP/HCOs for the cost of the Collaboration Product). Additionally, with respect to Hong Kong and Macau only, the Initial Commercialization Activities shall include seeking and maintaining only those Regulatory Approvals in which data from any of the Hutchison China Development Activities serves as the primary efficacy data set for such Regulatory Approval (with any regulatory submissions to be provided to AstraZeneca for review and approval prior to submission, such approval not to be unreasonably withheld, conditioned or delayed). In no event will Initial Commercialization Activities constitute a First Commercial Sale or yield a Net Sale under the Agreement, and for the avoidance of doubt, no Milestone Payments shall be triggered in connection with these activities.

b.

In the event Hutchison obtains Regulatory Approval for the Collaboration Product in Hong Kong and/or Macau in accordance with section 3.a, Hutchison shall have the ability to additionally carry out all lawful Commercialization activities in respect of such approved markets and be able to book the sales of such Collaboration Product but in no event will such activities constitute a First Commercial Sale or yield a Net Sale under the Agreement (such activities, the “Additional Commercialization Activities”). The Initial Commercialization Activities and Additional Commercialization Activities conducted by Hutchison shall be at Hutchison’s expense and Hutchison will book all sales and revenue made or received in the conduct of such activities.

c.

Upon written notice by AstraZeneca to Hutchison that AstraZeneca intends to commercialize a Collaboration Product in a country or region in which Hutchison is conducting Initial Commercialization Activities and/or Additional Commercial Activities, Hutchison shall transfer all Commercialization activities to AstraZeneca, and use Commercially Reasonable Efforts to effectuate any legal or regulatory instruments required to transfer all rights to Commercialization activities to AstraZeneca, within nine (9) months of receipt of the written notice by AstraZeneca, or by another deadline as agreed by the Parties in writing (the “Commercialization Transition Deadline”).

d.

Under the Agreement, Hutchison hereby retains all rights necessary from the licenses and other rights granted by Hutchison and its Affiliates to AstraZeneca under the Agreement for Hutchison and its Affiliates to conduct the Initial Commercialization Activities in the SE Asian Markets and the Additional Commercialization Activities in Hong Kong and/or Macau with respect to a Collaboration Product, and AstraZeneca hereby grants to Hutchison a co-exclusive, sublicensable (solely to subcontractors and Affiliates), royalty-

free license under the AstraZeneca Technology and AstraZeneca’s right, title and interest under the Joint Technology solely to conduct such Initial Commercialization Activities in the SE Asian Markets and the Additional Commercialization Activities in Hong Kong and/or Macau with respect to a Collaboration Product; provided that such license and retained rights shall terminate with respect to a Collaboration Product in a country or region on the Commercialization Transition Deadline.

e.

For the purposes of this Agreement, “SE Asian Markets” shall mean Hong Kong, Macau, Singapore, the Philippines, and any other market the Parties mutually agree to designate as a “SE Asian Market” under the Agreement.

4Indemnity.

In addition to the indemnification obligations set forth in Section 11.1 of the Agreement, Hutchison shall indemnify, defend and hold harmless any AstraZeneca Indemnified Party from and against any and all Liabilities that the AstraZeneca Indemnified Party may be required to pay to one or more Third Parties to the extent resulting from or arising out of Hutchison’s or its Affiliates’ Commercialization in SE Asian Markets of a Collaboration Compound, except in each case, to the extent caused by the gross negligence or willful misconduct of AstraZeneca or any AstraZeneca Indemnified Party, or by breach of the Agreement by AstraZeneca.

5 Agreement to Proceed with SAFFRON Phase III Trial. This Amendment will become effective upon approval by AstraZeneca’s Late Stage Project Committee to proceed to completion with the SAFFRON global Phase III Clinical Trial for the Collaboration Product as outlined in Exhibit B (which may be modified by the mutual written agreement of the Parties) (the “Amendment Effective Date”.)

6Modifications to the Agreement related to SACHI Study.

a.

Section 5.7.2(f)(ii) of the Agreement is hereby amended to add the following proviso at the end of the sentence “; provided that, with respect to the SACHI Study, Hutchison shall be responsible for [**].

b.

Notwithstanding anything to the contrary in the Agreement, as additional consideration for the rights granted to AstraZeneca under the Agreement, AstraZeneca will pay Hutchison, upon receipt of an invoice, the following non-creditable, non-refundable (except as set forth in Section 9.3 of the Agreement) amounts, within thirty (30) days after the first occurrence of each of the following Development Milestones in the table below with respect to the SACHI Study. For the avoidance of doubt, each Development Milestone in Table 2 below of this Amendment shall be paid only once during the Term, regardless of the number of Collaboration Compounds or Collaboration Products that achieve the corresponding Milestone Event:

TABLE 2: DEVELOPMENT MILESTONES RELATED TO SACHI STUDY

Development Milestone	Amount
1. SACHI Study used as the basis for applying for Regulatory Approval or expanded label for a	$[**]

Collaboration Product in People’s Republic of China
2. SACHI Study used as the basis for obtaining a Regulatory Approval or expanded label for a Collaboration Product in People’s Republic of China	$[**]

Notwithstanding anything to the contrary, the Development Milestone # 1 above (for applying for Regulatory Approval or expanded label (i.e., $6 million)) will not be payable to Hutchison if AstraZeneca achieves both Breakthrough Therapy Designation from the FDA and conditional Regulatory Approval in the U.S. for the Tagrisso plus savolitinib combination product on or before September 30, 2023, in each case based on the data from such SAVANNAH Clinical Trial.

7Supply

a.

AstraZeneca shall, at its sole expense and at no cost to Hutchison, manufacture or have manufactured and supply to Hutchison sufficient supply of osimertinib for the conduct of the SANOVO Phase III Trial and SACHI Study on the timelines set forth in the Development Plan under the Drug Supply Agreement between AstraZeneca UK Limited and Hutchison (as amended from time to time in accordance with its terms, the “Supply Agreement”), and such supply obligation shall survive any termination of the Agreement, provided that in the event of a termination of the Agreement under Section 10.2 or 10.3, other than a termination by Hutchison for a material breach of the Agreement by AstraZeneca pursuant to Section 10.3.1, and subject to Section 8(d) of this Amendment, AstraZeneca shall instead sell osimertinib to Hutchison for the conduct of the SANOVO Phase III Trial and SACHI Study at a price equivalent to AstraZeneca’s fully absorbed cost of goods (to the extent reasonably incurred). AstraZeneca hereby agrees and acknowledges that, upon any delivery of osimertinib by or on behalf of AstraZeneca or its Affiliate to Hutchison or its Affiliate, such osimertinib will not have a Significant Deviation (as defined in the Supply Agreement) or fail to meet Specification (as defined in the Supply Agreement).

b.

AstraZeneca hereby grants to Hutchison a co-exclusive, sublicensable (solely to subcontractors and Affiliates), royalty-free license under Know-How or Patent Rights Controlled by AstraZeneca or its Affiliates, including AstraZeneca’s right, title and interest under the Collaboration Technology, solely to use osimertinib in the performance of Development Activities to be conducted by or on behalf of Hutchison under and in accordance with the Development Plan, including, for clarity, the SANOVO Phase III Trial and the SACHI Study.

c.

In the event of a termination of the Agreement (i) by AstraZeneca for convenience under Section 10.2, or (ii) by Hutchison for a material breach of the Agreement by AstraZeneca pursuant to Section 10.3.1, and subject to Section 8(d) of this Amendment, AstraZeneca shall provide durvalumab to Hutchison for the conduct of the SAMETA Trial at no cost to Hutchison.

d.

AstraZeneca’s obligations under this Section 8 of the Amendment to supply osimertinib and durvalumab to Hutchison shall be effective as of the date of this Amendment’s execution by the last Party to so execute and shall not be terminated, modified or delayed by any decision by AstraZeneca to not proceed or initiate the SAFFRON global Phase III Clinical Trial.

e.	Notwithstanding anything to the contrary in the Agreement or this Amendment, AZ may terminate supply of osimertinib or durvalumab for a Clinical Trial by written notice to Hutchison if:
i.

Hutchison commits a material breach of this Agreement, and such material breach continues for thirty (30) days after receipt of written notice thereof from AstraZeneca; provided that if such material breach cannot reasonably be cured within thirty (30) days, Hutchison shall be given a reasonable period of time to cure such breach; provided further, that if such material breach is incapable of cure, then AstraZeneca may terminate supply effective after the expiration of such thirty (30) day period;

ii.	A Regulatory Authority determines that such Clinical Trial may unreasonably affect patient safety, whereby termination of supply shall be immediate upon such notice from AstraZeneca;
iii.

any Regulatory Authority takes any action, or raises any objection, that prevents AstraZeneca from supplying osimertinib or durvalumab, or AstraZeneca determines in its sole discretion to withdraw any applicable regulatory approval for osimertinib or durvalumab or cease commercialization of osimeritinib or durvalumab, whereby termination of supply of the osimertinib or durvalumab (as relevant) shall be immediate upon such notice from AstraZeneca; or

iv.	AstraZeneca determines in good faith that the Clinical Trial may unreasonably affect patient safety, whereby termination of supply shall be immediate upon such notice from AstraZeneca.

8Counterparts

This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall together be deemed to constitute one agreement. The Parties agree that execution of this Amendment by industry standard electronic signature software or by exchanging PDF signatures shall have the same legal force and effect as the exchange of original signatures, and that in any proceeding arising under or relating to this Amendment, each Party hereby waives any right to raise any defense or waiver based upon execution of this Amendment by means of such electronic signatures or maintenance of the executed Amendment electronically.

9Entire Agreement

This Amendment, together with the Agreement, as amended, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement. The Agreement together with this Amendment supersedes all prior agreements, whether written or oral, with respect to the subject matter of the Agreement, as amended. The Parties hereby agree that subject to the modifications specifically stated in this Amendment, all terms and conditions of the Agreement, as amended, shall remain in full force and effect.

[Remainder of page intentionally left blank. Signatures follow.]

Each Party is signing this Amendment as of the Amendment Effective Date.

AstraZeneca AB (publ)		Hutchison MediPharma Limited
和记黄埔医药（上海）有限公司

By:	/s/ Martin Sundblad	By:	/s/ Christian Hogg

Name:	Martin Sundblad	Name:	Christian Hogg

Title:	Authorised signatory	Title:	Director

Date:		Date:	November 29, 2021

Exhibit A

Development Plan incorporating the SANOVO Phase III Study as of Amendment Effective Date

[**]

Exhibit B

Outline of the SAFFRON Global Phase III Clinical Trial

[**]